Exhibit 5

ACKNOWLEDGEMENT AND AGREEMENT

This Acknowledgement and Agreement (this “Agreement”) dated as of October 29, 2012, is by and among H C Crown, LLC, a Delaware limited liability company (formerly known and organized as H C Crown Corp., a Delaware corporation) (“HCC”); Hallmark Cards, Incorporated, a Missouri corporation (“Hallmark Cards” and, together with HCC, “Hallmark”); and Crown Media Holdings, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Hallmark and the Company are parties to that certain Stockholders Agreement dated as of June 29, 2010 (the “Stockholders Agreement”) and Hallmark Cards and the Company are parties to that certain Federal Income Tax Sharing Agreement, effective as of March 11, 2003, as amended by Amendment No.1 thereto, dated August 5, 2003, and Amendment No. 2 thereto dated as of June 29, 2010 (as amended, the “Tax Sharing Agreement”).

WHEREAS, pursuant to a Master Recapitalization Agreement, dated February 26, 2010, Hallmark converted certain outstanding indebtedness due from the Company into preferred stock and common stock of the Company, resulting in an increase in Hallmark’s equity ownership to 90.3% of the common stock of the Company (the “Common Stock”).

WHEREAS, but for any limitations provided for in the Stockholders Agreement, HCC, as the record owner of over 90% of the Common Stock, may effect a “short form” merger under Section 267 of the General Corporation Law of the State of Delaware (the “DGCL”) pursuant to which, absent fraud or illegality, appraisal rights under Section 262 of the DGCL would be the only remedy of any minority stockholder of the Company.

WHEREAS, the Stockholders Agreement imposes certain restrictions on Hallmark’s ability to acquire or transfer shares of Common Stock, but Section 3 of the Stockholders Agreement provides that HCC may transfer its shares of Common Stock (such shares, so long as they are owned by an Affiliate of Hallmark Cards, the “Shares”) to an Affiliate of Hallmark Cards that agrees to be bound by the terms and conditions of the Stockholders Agreement.

WHEREAS, the Company and Hallmark have considered ways for the Company to utilize the net operating losses (the “NOLs”) that it had accumulated while not a member of the Hallmark consolidated tax group.

WHEREAS, it is proposed that, pursuant to Section 3(a) of the Stockholders Agreement, HCC would transfer a portion of the Shares to a non-U.S. Affiliate of Hallmark Cards through one or more “Permitted Transfers” (as such term is defined in the Stockholders Agreement) such that after such Permitted Transfers, HCC and its U.S. Affiliates will own less than 80% by vote or value of the Common Stock (the “Foreign Transfers”).

WHEREAS, following the Foreign Transfers and subject to applicable tax law, the Company will no longer be eligible to be part of Hallmark’s consolidated tax group for U.S. Federal income tax purposes and intends to file separate federal income tax returns that are not consolidated with the federal income tax returns of Hallmark (the “Deconsolidation”) permitting the Company to utilize its NOLs that cannot be currently accessed, thereby realizing significant tax savings through the application of the NOLs to the future federal taxable income of the Company (the “Company Benefits”).

WHEREAS, the Company’s NOLs will begin to expire in 2019 and the Company’s current income projections (without giving effect to the Deconsolidation) indicate that some or all of the NOLs could expire before the Company could access them if the Company remains a member of Hallmark Card’s consolidated tax group and the Company does not have any other means to access the NOLs in a timely manner or to otherwise achieve the Company Benefits.

WHEREAS, on March 28, 2012, Hallmark Cards submitted a Private Letter Ruling Request to the Internal Revenue Service (the “IRS”) in connection with the Foreign Transfers seeking favorable rulings that (i) as a result of the Foreign Transfers, the Company will cease to be a member of Hallmark Card’s consolidated group for federal income tax purposes and (ii) after the Company ceases to be a member of the consolidated group, the Company will be entitled to utilize its existing separate Company NOLs.

WHEREAS, on September 25, 2012, in a Private Letter Ruling, Hallmark Cards received such favorable rulings from the IRS.

WHEREAS, as a result of such Foreign Transfers, however, HCC would no longer be able to effect a “short form” merger under Section 267 of the DGCL, unless and until a sufficient number of Shares are transferred to HCC, which transfer is permitted under the Stockholders Agreement.

WHEREAS, Hallmark is willing to engage in the Foreign Transfers to facilitate the Deconsolidation to enable the Company to seek the Company Benefits, on the conditions that: (1) the Company agrees not to hinder, impede or delay the reaggregation of ownership by Hallmark of all of the Shares into a single Affiliate through one or more Permitted Transfers and agrees to take all actions necessary to permit Hallmark to return to the same position which it enjoyed prior to the Foreign Transfers, of holding record ownership of all of the Shares through a single Affiliate and (2) if a taxing authority asserts that the Foreign Transfers did not result in the termination of the eligibility of the Company to file consolidated federal income tax returns with Hallmark, then Section 1 of the Tax Sharing Agreement shall be fully reinstated.

WHEREAS, Board of Directors of the Company (the “Board”) has formed a committee comprised of directors who are independent of Hallmark (the “Special Committee”) for the purpose of reviewing the proposed Deconsolidation and alternatives thereto and negotiating the terms of the Deconsolidation with Hallmark, and the Board has resolved that the Company shall not proceed with the Deconsolidation without the prior recommendation and approval of the Special Committee.

WHEREAS, the Special Committee has determined that it is advisable and in the best interests of the Company and its stockholders other than Hallmark to pursue the Deconsolidation and to cause the Company to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Defined Terms. Each capitalized term that is not otherwise defined in this Agreement shall have the meaning ascribed to it in the Stockholders Agreement.

2. Reaggregation Transfer. The Company hereby acknowledges and agrees that it shall not, and it shall cause its controlled Affiliates not to, directly or indirectly, take any action (including asserting legal, equitable or contractual rights) that (a) would prevent, impede, hinder or delay Hallmark Cards or any of its Affiliates from Transferring ownership (including record ownership) of all of the Shares to Hallmark Cards or to a single Affiliate of Hallmark Cards in accordance with Section 3 of the Stockholders Agreement (such Transfer, a “Reaggregation Transfer”) or (b) would cause Hallmark Cards or any of its Affiliates to suffer any adverse consequences arising out of a Reaggregation Transfer. The Company further agrees to take any action necessary or otherwise reasonably requested by Hallmark to permit a Reaggregation Transfer.

3. Joinder. Hallmark Cards agrees, in accordance with the terms of the Stockholders Agreement, to cause any Affiliate that receives Shares pursuant to a Foreign Transfer or a Reaggregation Transfer to execute the form of Joinder to Stockholders Agreement attached hereto as Exhibit A, unless such Affiliate is already a party to the Stockholders Agreement. The Company acknowledges and agrees that if an Affiliate of Hallmark enters into a form of Joinder in substantially the form of Exhibit A, such Affiliate shall have satisfied in all respects the provisions of Section 3 of the Stockholders Agreement that require an Affiliate of Hallmark Cards to agree to be bound by the terms and conditions of the Stockholders Agreement.

4. Opinion of Counsel. Prior to the Foreign Transfers or any Reaggregation Transfer, Hallmark shall deliver to the Company an opinion of counsel, in substantially the form attached hereto as Exhibit B, unless such requirement is waived by a majority of the Company’s board of directors not affiliated with Hallmark. The Company hereby acknowledges and agrees that an opinion of counsel delivered in substantially the form of Exhibit B shall be deemed to satisfy the restriction on Transfer contemplated by the legend required by Section 1(b) of the Stockholders Agreement. The Company shall reimburse Hallmark for its out-of-pocket costs and expenses incurred in connection with obtaining and delivering any such opinion.

5. Stockholders Agreement. Nothing in this Agreement shall be deemed to restrict any Transfer or acquisition of Common Stock by Hallmark or its Affiliates if such Transfer or acquisition is otherwise permitted by the Stockholders Agreement.

6. Tax Sharing Agreement. In the event that the Foreign Transfers are consummated and the Internal Revenue Service or other governmental agency asserts that such Foreign Transfers did not result in the termination of the Company’s eligibility to join in the filing of a consolidated federal income tax return with Hallmark, then Hallmark shall, with the cooperation of the Company, control the response to, and defense of, such assertion, and shall have the right to control the settlement of such matter. If it is ultimately determined (whether by judgment, by settlement or otherwise), that the Foreign Transfers did not result in the termination of the

Company’s eligibility to join in the filing of a consolidated federal income tax return with Hallmark Cards, then notwithstanding anything to the contrary contained in the Tax Sharing Agreement, including Section 12 thereof: (i) Section 1 of the Tax Sharing Agreement shall automatically and without any further action on the part of any party, be deemed to be continuously in full force from the date hereof, and (ii) Hallmark Cards and the Company shall cooperate in good faith to give effect to the terms and provisions of the Tax Sharing Agreement as if the Foreign Transfers, the Deconsolidation and any purported expiration of the Tax Sharing Agreement resulting therefrom had not occurred.

7. Mutual Representations and Warranties. Each of the parties hereto represents to the other parties hereto, that this Agreement has been duly authorized, validly executed and delivered on behalf of such party, and constitutes the legal, valid and binding obligation of such party enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, creditors’ rights or similar laws and by general principles of equity, regardless of whether enforcement is sought in law or in equity.

8. No Representation Regarding Results of Foreign Transfers or Deconsolidation. None of the parties hereto makes any representation or warranty as to whether the Foreign Transfers will result in the Deconsolidation or whether, when and in what amounts the Company Benefits will be realized.

9. Miscellaneous.

(a) Governing Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware, applicable to contracts made and performed therein.

(b) Entire Agreement. This Agreement, the Stockholders Agreement and the Tax Sharing Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof, supersedes and is in full substitution for any and all prior agreements and understandings among them relating to such subject matter, and no party shall be liable or bound to the other party hereto in any manner with respect to such subject matter by any warranties, representations, indemnities, covenants, or agreements except as specifically set forth herein.

(c) Specific Performance. Without limiting or waiving in any respect any rights or remedies of Hallmark under this Agreement now or hereinafter existing at law or in equity or by statute, each of the parties hereto shall be entitled to seek specific performance of the obligations to be performed by the other in accordance with the provisions of this Agreement.

(d) Sections 8(c) and 9 of Stockholders Agreement. This Agreement shall be governed by and subject to Section 8(c) and Section 9 of the Stockholders Agreement as in effect on the date hereof (other than subparagraphs (f)(i), (i)(i), and (k) of Section 9), as if such Section 8(c) and Section 9 (other than the provisions excluded under the preceding parenthetical) were set forth herein in full (with the references to the Stockholders Agreement therein deemed to refer to this Agreement for purposes of this

Agreement). For the avoidance of doubt, the provisions of Section 8(c) and Section 9 of the Stockholders Agreement incorporated into this Agreement as a result of the preceding sentence shall not, for purposes of this Agreement, terminate when the Stockholders Agreement terminates.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Acknowledgement and Agreement to be executed by their respective authorized persons as of the day and year first above written.

CROWN MEDIA HOLDINGS, INC.

By:
Name:
Title:

H C CROWN, LLC

By:
Name:
Title:

HALLMARK CARDS, INCORPORATED

By:
Name:
Title: